Exhibit 99.1

Innovative Technology Solutions for Sustainability Q1 2015 Earnings Presentation ABENGOA May 14, 2015

2 Forward-looking Statement This presentation contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) and information relating to Abengoa that are based on the beliefs of its management as well as assumptions made and information currently available to Abengoa. Such statements reflect the current views of Abengoa with respect to future events and are subject to risks, uncertainties and assumptions about Abengoa and its subsidiaries and investments, including, among other things, the development of its business, trends in its operating industry, and future capital expenditures. In light of these risks, uncertainties and assumptions, the events or circumstances referred to in the forward-looking statements may not occur. None of the future projections, expectations, estimates or prospects in this presentation should be taken as forecasts or promises nor should they be taken as implying any indication, assurance or guarantee that the assumptions on which such future projections, expectations, estimates or prospects have been prepared are correct or exhaustive or, in the case of the assumptions, fully stated in the presentation. Many factors could cause the actual results, performance or achievements of Abengoa to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others: changes in general economic, political, governmental and business conditions globally and in the countries in which Abengoa does business; changes in interest rates; changes in inflation rates; changes in prices; decreases in government expenditure budgets and reductions in government subsidies; changes to national and international laws and policies that support renewable energy sources; inability to improve competitiveness of renewable energy services and products; decline in public acceptance of renewable energy sources; legal challenges to regulations, subsidies and incentives that support renewable energy sources; extensive governmental regulation in a number of different jurisdictions, including stringent environmental regulation; substantial capital expenditure and research and development requirements; management of exposure to credit, interest rate, exchange rate and commodity price risks; the termination or revocation of operations conducted pursuant to concessions; reliance on third-party contractors and suppliers; acquisitions or investments in joint ventures with third parties; unexpected adjustments and cancellations of backlog of unfilled orders; inability to obtain new sites and expand existing ones; failure to maintain safe work environments; effects of catastrophes, natural disasters, adverse weather conditions, unexpected geological or other physical conditions, or criminal or terrorist acts at one or more of plants; insufficient insurance coverage and increases in insurance cost; loss of senior management and key personnel; unauthorized use of intellectual property and claims of infringement by Abengoa of others intellectual property; substantial indebtedness; ability to generate cash to service its indebtedness; changes in business strategy; and various other factors indicated in the section of Form 20-F for the fiscal year 2014 filed with the Securities and Exchange Commission on February 23, 2015. The risk factors and other key factors that Abengoa has indicated in its past and future filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect business and financial performance. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted. Abengoa does not intend, and does not assume any obligations, to update these forward-looking statements. This presentation includes certain non-IFRS financial measures which have not been subject to a financial audit for any period. The information and opinions contained in this presentation are provided as at the date of this presentation and are subject to verification, completion and change without notice.

3 Agenda Q1 2015 Business Review Q1 2015 Financial Review Appendix Outlook & Targets

4 Agenda Q1 2015 Business Review

ABENGOA
Q1 2015 Financial Summary

Solid quarter to start 2015 as expected

P&L

Business KPI's

Balance Sheet & CF


Revenues €1.6bn +1%
1,559
Q1'14 Q2'14 Q3'14 Q4'14 Q1'14
EBITDA €321mn +22%
321
Q1'14 Q2'14 Q3'14 Q4'14 Q1'14
Corp EBITDA €222mn +6%
222
Q1'14 Q2'14 Q3'14 Q4'14 Q1'14
Net Income €31mn -4%
31
Q1'14 Q2'14 Q3'14 Q4'14 Q1'14
E&C Bookings €1.7bn +13%
1,702
Q1'14 Q2'14 Q3'14 Q4'14 Q1'14
E&C Backlog €8.6bn +18%
8,583
M'14 J'14 S'14 D'14 M'15
Concess. Backlog €38.5bn +2%
38,507
M'14 J'14 S'14 D'14 M'15
E&C Pipeline €164bn +3%
164,488
M'14 J'14 S'14 D'14 M'15
Adj Corp Leverage(1) 1.5x -1.0x
1.5x
M'14 J'14 S'14 D'14 M'15 PF
Adj Corp.+NRDP Leverage(1) 3.5x +0.4x
3.5x
M'14 J'14 S'14 D'14 M'15 PF
Adj Consolidated Leverage(1) 3.7x -2.3x
3.7x
M'14 J'14 S'14 D'14 M'15
Corp. FCF €(98)mn +84%
-98
M'14 J'14 S'14 D'14 M'15

Growth rates represent YoY growth of each caption

(1) Adjusted leverage ratios: please see slide 19 in this presentation for reconciliation

5

ABENGOA

Q1 2015 Highlights

Positive business performance & corporate strategic actions

Business

Solid EBITDA growth due to high margins and new projects in operation

- E&C: record backlog driven by robust new bookings in Q1; trend continue in Q2
- New concessions in operation boosting revenues, EBITDA and margins
- Weak biofuels as expected driven by market dynamics

Financial

Improvement in working capital and corporate FCF in Q1 2015

- Reduction of 0.8 B€ in consolidated net debt vs Dec. 2014
- Adjusted corporate leverage of 1.5x after recent transactions (2.6x at March)
- Improved capital structure via incentivized conversion of ~200 M€ of CB due 2019
- 2015 Corp. FCF guidance of 1.4 B€ maintained

Strategy

Delivering strategic actions as communicated to the market

- APW-1 investment signed in March 2015; securing equity partners
- ROFO 3 sale for a total 614 M€; net 301 M€ after subscribing ABY capital increase
- Partial refinancing of the 500 M€ bond maturing in Feb. 2016
- Working on rest of initiatives as planned; no changes

6

7 Exch. bond for 9% of ABY 250 M Sale of 13% stake in ABY 270 M ROFO 2 agreement 120 M ROFO 4 (other concessions) 327 M Status EIG initial payment (APW-1) 460 M Transaction Value ~120 M Update on Strategic Actions in 2015 ~1.4 B of cash generation from corporate actions already achieved Incl. in Updated 2015 FCF Guidance EIG add. payment (APW-1) ~200 M ~1,635 M ROFO 3 agreement 301 M 120 M - M 460 M 270 M ~164 M 50%- equity recycling (conservative) 100% - equity recycling 100%- equity recycling 0% - Exchangeable bond; no sale of shares 100% - equity recycling 301 M 100% - equity recycling ~120 M 100% - equity recycling ~200 M 100% - equity recycling ~2,050 M Dilution to ~40% stake in ABY

Geographic Diversification 8 Revenue growth fueled by projects in developing economies Core Geographies 20% 45 154 136 202 693 311 65 174 175 221 342 583 ME & Asia Spain Africa Rest of EU North America South America Revenues by Region Weight (%) 37% 22% M Y-o-Y Growth -51% Decrease in North America due to completion of large projects compensated with solid growth in South America Strong Growth in emerging markets fueled by Africa & the Middle East 14% 13% 11% 9% 4% Q1 2015 Q1 2014 3% 45% 10% 11% +87% Total Americas: 59%

Business Highlights - E&C

Strong EBITDA, attractive margins & order intake

Engineering & Construction


(M€)
Revenues
+0.2%
1,068
1,070
Q1'14
Q1'15
EBITDA & Margin
+26%
194
243
18.1%
22.8%
Q1'14
Q1'15

Q1 2014	Amount (M€)	YoY Growth
Bookings	1,702	⬆ +13%
Book-to Bill	1.59x	⬆ +0.19x
E&C Backlog	8,583	⬆ +18%
Pipeline	164,488	⬆ +3%

- Double-digit EBITDA growth due to strong execution on projects in Chile, Mexico, South Africa,…
- High EBITDA margin in Q1 due to larger contribution of technology fees:
  - ~60 M€ EBITDA due to tech fees in Q1'15
  - W/o this impact; E&C margin of ~18.3%
- Strong new bookings with a book-to-bill ratio of 1.6x
- Record E&C backlog of 8.6 B€; plus 3.0 B€ in O&M to be recognized in ~25 years
- Pipeline remains very strong

9

Increased E&C backlog to +8.6 B and an additional 3.0 B of O&M Mar. 2015 E&C Backlog 10 Engineering & Construction Backlog Conversion to Revenues Backlog Evolution 35% 11% 18% 23% 5% 8% North America Europe Brazil Rest South America Asia Africa 32% 22% 24% 15% 3% 12% T&D Renewable Conventional Water Indust. Plants Others 3.4 3.3 2.7 Rest 2015 2016 2017+ ~XX% ~27% XX% ~25% 7.2 8.0 8.6 0.8 3.0 Mar'13 Dec.'14 E&C Mar.'15 Fulcrum+Salina Cruz O&M Backlog 0.1 0.1 2.8 ~38% 9.4 B of E&C backlog considering recent contract: 9.4 B

11 Continued growth and high EBITDA margins in Concessions Abengoa Concessions xx% 32 84 Q1'14 Q1'15 81% 47.3% 69.2% 165% 67 122 Q1'14 Q1'15 EBITDA & Margin (M) Revenues Business Highlights - Concessions Significant growth due to new projects in operation: Norte Brazil, Tenes, etc. Increased margins due to efficiencies achieved and assets ramping-up Fixed remuneration on capacity derived from Solar regulation in Spain contributing to strong growth 18 assets currently under operation after last ROFO sales to ABY Concessions contracted revenues of ~39 B for a period of >25 years Abengoa Concessions EBITDA Contribution by Sector Millions YoY Growth Margin 38.9 135% 67.1% 11.6 70% 86.5% 29.7 271% 73.5% 4.1 784% 41.0% 84.3 165% 69.2% Backlog (contracted revenues) 38,507 +2% YoY

12 669 M$ sale of solar assets to Abengoa Yield ROFO 3 Highlights Asset Stake Loc. Capacity Status Helioenergy 1&2 70% 100 MW Oper. Helios 1 & 2 100% 100 MW Oper. Solnova 1, 3 & 4 100% 150 MW Oper. Kaxu 51% 100 MW Oper. Strong track record of Spanish assets Kaxu plant reached COD in early Q1 2015 Average remaining useful life: 22 years ROFO 3 Assets Highlights Contract signed: transaction approved by both Board of Directors 669 M$(1) price expected to be collected in Q2 2015; financed by ABY with a successful capital increase (PIPE) Abengoa subscribed 51% of ABY capital increase (342 M$) Assets held for sale as of March 2015 Implied EBV Multiple of ~1.0x Call option signed with ABY in December has been exercised (1) Assuming an FX rate of 1.09 /$

ABENGOA

Concessions Assets - Snapshot

First class project pipeline to further fuel ABY growth

First class assets in operation & under construction to fuel Abengoa Yield Growth

ABENGOA

Operation

- Spain PV Assets: Solaben 1 & 6, SPP1
- Tenes, Ghana
- Covisa, Enernova
- ATE IV a VII, Manaos, Norte Brasil
- Inapreu/Concec.

Construction

- Khi, Xina
- Zapotillo, Ghana, Agadir
- Salina Cruz (new)
- ATE XVI-XXIV
- Hosp. Manaus, Uruguay Pen.

APW-1

Construction

- Atacama I y II, Ashalim[1]
- Nicefield[1]
- SAWS[1]
- A3T, ACC 4T, Norte III[1]
- ATN3[1], Preferred equity, Brazilian lines

310 M$ – 360 M$ estimated in CAFD

Strong CAFD at ABY; 30-34% growth in DPS expected in 2016

ABENGOA YIELD

IPO ✓

- Solana, Mojave, Solaben 2&3
- Palmatir
- ACT
- ATN, ATS, Quadra 1&2, Palmucho, Brazilian Pref. Equity

ROFO 1 ✓

- Solacor 1&2, PS 10/20
- Cadonal

ROFO 2 ✓

- Shams (20%), Helioenergy 1&2 (30%)
- Honaine (26%), Skikda (37%)
- ATN2

ROFO 3 ✓

- Helios 1&2, Solnova 1,3&4, Helioenergy 1&2 (70%), Kaxu (51%)

13

[1] Abengoa and EIG under discussions regarding the possibility of providing additional investment funding for the APW-1's acquisition of these projects

Business Highlights - Bioenergy 14 Negative EBITDA due to weak crush spreads in USA & EU in Q1 Lower ethanol price and volumes produced impacting revenues Improved crush spreads in May (+0.61 $/Gal) vs Q1 (~0.32 $/Gal) Continue with the start-up in Hugoton; progress achieved Weak crush spreads in USA & Europe in Q1 2015; improving now Bioenergy Production Revenues Q1'14 Q1'15 EBITDA & Margin 9.5% (1.8)% 406 39 (7) 367 (M) 224 M 4 M 2014 Revenues By Region Q1 2015 YoY Growth Ethanol (ML) 513 -8% Biodiesel (ML) 9 +100% Sugar cane crush (Mtn) - +0% DDGS (ktn ) 358 -9% Electricity (Mwh) 242 -6% Corn oil (Mlb) 8 -4% 139 M (117)% (10)% Q1'14 Q1'15

15 Agenda Q1 2015 Financial Review

Q1 2015 P&L Snapshot 16 Q1 2015 Performance ( millions) Q1 2015 Y-o-Y Change Revenues 1,559 +1.1% Raw Materials & Operating Cost /Income (1,236) (3.2)% % of Sales 79.3% (350) bp R&D (2) (27.4)% % of Sales 0.1% (5) bp EBITDA 321 +21.5% % of Sales 20.6% +345 bp Depreciation, Amort. & Impairm. (excl. R&D) (110) +66.1% R&D depreciation (13) +29.3% % of Sales 7.9% +295 bp Operating Profit 198.3 +5.4% % of Sales 12.7% +50bp Financial Expense Net (186.9) +29.4% Associates under equity method 0.9 n/a Profit (Loss) before Income Tax 12.3 (70.0)% Income Tax (expense)/benefit 26.8 +115.7% Discontinued Operations, net of tax (11.1) 55.7% Minorities 3.1 (23.1)% Profit Attributable to the Parent 31.2 (4.3)% Diluted EPS () 0.03 (25)% EBITDA growth and maintaining high margins Q1 2015 revenue growth of 1.1% On track to achieve year guidance +22% growth in EBITDA Strong margins in E&C due to solar and water projects with technology fees Growing concessions at a high margin Financial expense increase coming from: New projects in operation (Kaxu & Norte Brazil) Advanced accrued interest due to CB 2017 being put in 2015 New issuances in 2014 as part of refinancing process 31 M net income in Q1 2015 in line

Q1 2014 ~663 M Corporate FCF in Q1 2015PF after recent transactions Q1 2015 Corporate FCF 17 Corporate EBITDA 211 Net Financial Income/(Expense) (98) Taxes (11) Dividends from Abengoa Yield - Funds from Operations 102 Change in Working Capital & Others (642) Cash Flow from Operations (540) Corp. CAPEX (incl. R&D & Maintenance, Hugoton) (21) Equity Invested/Recycled in Concessions (net) (69) Corporate Net CAPEX (90) Corporate Free Cash Flow (630) Mar. 2015 Adjusted Q1 2015 460 301 460 301 460 301 222 (132) 5 9 104 (234) (130) (44) 75 31 (98) EIG Payment ROFO 3 222 (132) 5 9 104 (234) (130) (44) 836 792 663 +660 M FCF achieved in Q1 after initial EIG payment and ROFO 3 Expected another +200 M payment from EIG to compensate for equity invested in concessions

Consolidated Cash-flow 18 Q1 2014 Q1 2015 EBITDA 264 321 Working Capital (547) 84 Net Interest Paid (135) (194) Taxes & Other Financial Cost (26) - Non-monetary Adjust. (13) (37) Discontinued operations 9 17 A. Cash generated from operations (448) 192 Total CAPEX invested (341) (845) Other net investments (38) (55) Discontinued operations 29 81 B. Cash used in investing activities (350) (819) Underwritten public offering of subsidiaries - 277 Other disposals and repayments 1,035 46 C. Net cash from financing activities 1,035 323 Net Increase/Decrease of Cash and Equivalents (304) Cash & equivalent at the beginning of the year 1,811 Exchange rate differences, Discont. Operations & assets held for sale (97) Cash and equivalent at the end of the period 1,410 Operating Activities Investing Activities Financing Activities

Mar. 2014 Mar. 2015 Corporate Debt 6,229 5,578 - (198) (223) - Corporate Cash, Equiv. & STFI (3,808) (3,022) (460) 68 - (301) Corporate Net Debt 2,421 2,556 (460) (130) (223) (301) Corporate Net Leverage 2.5x 2.6x -0.5x -0.1x -0.2x -0.3x Non-recourse Debt in Process 623 1,929 - - - - Cash held from NRDP - - - - - - Net Non-recourse Debt in Process 623 1,929 - - - - Corporate + NRDP Leverage Ratio 3.1x 4.6x -0.5x -0.1x -0.2x -0.3 Non-recourse Debt 5.813 2,031 - - - - Non-rec. Cash Equiv. & STFI (348) (50) - - - - Non-recourse Net Debt 5,464 1,981 - - - - Total Net Debt Position 8,508 6,466 (460) (130) (223) (301) Total Net Leverage 6.0x 4.4x -0.3x -0.1x -0.1x -0.2x 19 Net Debt Overview Total Corporate Millions N/R Debt Consolidated LTM EBITDA 1,423 1,465 Corporate LTM EBITDA 975 976 Guaranteed by Corporate Net corporate leverage of 1.5x after recent transactions NRDP Mar. 2015 Adjusted EIG Payment Conversion CB 2019 ABY Exhan.(1) ROFO 3 5,157 (3,715) 1,442 1.5x 1,929 - 1,929 3.5x 2,031 (50) 1,981 5,352 3.7x 1,465 976 (1) Assumes full payment with ABY shares

20 Corp. Net Debt Bridge Adjusted corporate net debt of ~1,450 M after recent transactions 222 (132) 5 9 (234) (44) 75 (105) 460(1) 130 223 301 Amounts in M (2,353) (2,556) Mar. 2015 PF Dec. 2014 (1,442) Mar. 2015 (1) ~460 M payment from EIG received in April 7, 2015 in an escrow account. ~200 M of it were released in May 11, 2015

ABENGOA

Zoom in Bridge Loans ("NRDP")

1.9 B€ of Bridge Loans as of March 31, 2015

Uses & Sources

	Sources (€m)		Uses (€m)	
A	Green Bond	556	Cash	-
B	Tranche B	689	Invested in Projects	1,929
C	Project specific Bridge Loans	424		
D	Revolving Bridge Facilities	260		
	Total Sources	1,929	Total Uses	1,929

	Bridge Loan Info				Long-term N/R Debt
	Value	Source	Guarantee	Maturity	Expec. closing date
T&D Brazil	1,097	A B C	EPC Sponsor / Corp.	Jul'15 – Sep'19	Jul'15 – Sep'17
Hosp. Manaus	61	C	EPC Sponsor	Sep'15	Jul'15
A3T	288	A B C	EPC Sponsor / Corporate	Sep'19	Sep'15
A4T	64	D	Corporate	Dec'19	Sep'15
Atacama I (CSP & PV)	344	B C D	EPC Sponsor / Corporate	Oct'17- Jul'19	Sep'15
Atacama II (CSP & PV)	26	D	Corporate	Dec'19	Dec'15
SAWS	49	B	Corporate	Jul'19	May'16
Total	1,929				

Similar levels of NRDP expected for 2015YE

21

22 March 2015 Corporate Liquidity 3.0 B€ of corp. liquidity as of March 2015 March 2015 Corp. Liquidity 3,022 M€ Distributed among ~40 institutions, out of which no one represents >10% Additional liquidity sources already secured: 0.5 B€ of EIG initial payment; ~0.2 B€ of which has been freed up 0.3 B€ net cash from ROFO 3 Additional payment of 0.2 B€ from EIG expected in 2015 ~0.4 B€ of working capital lines available 1.3 B€ linked to suppliers payments: Confirming lines with 85 banks in ~20 countries to pay ~40% of suppliers through them 1,391 M € 1,491 M € 140 M € Cash & Cash Eq. STFI Treasury stock

23 460 223 301 120 200 327 120 EIG payment (Apr'15) Exch. ABY - equity ROFO 3 Sale of ABY shares (2%+PIPE) (Q2 '15) EIG add. Payment (Q2 '15) ROFO 4 (other concess.) (Q3 '15) ECP expected repay Amounts in M ~4,550 3,022 Corporate Liquidity Protection in 2015 Substantial liquidity sources to face our corporate commitments Corp. Liquidity Total Liquidity Sources (1) Net proceeds from sale of assets to ABY (669 M$) minus subscription of ABY capital increase (342 M$). (1) Cash linked to suppliers 1.3 B Cash linked to suppliers 1.3 B 400 M of additional undrawn working capital lines

24 520 246 170 113 150 34 43 125 606 550 419 875 6 400 409 273 320 840 371 782 1,072 822 454 918 Rest 2015E 2016E 2017E 2018E 2019E 2020E 2021E+ Other Corp. Debt Bond Convertible Bonds Tranche A (post-refi) Commercial Paper Corporate Debt Maturity Profile Mar. 31, 2015 Pro-forma Recourse Maturity (m) 2015 Estimated Corp. Liquidity Sources ~4.5 B Improving our debt maturity profile efficiently Note pro-forma: - ECP assumed to be repaid by 120M in the remaining of 2015. - Partial refinancing of the 500 M bond due 2016 applied in the chart: 125 M due in 2016 and 375 M in 2021 - 279 M$ of exchangeable bond in ABY shares due in 2017 not included since it will be settled with ABY shares - green bond due 2019 and the 700 M tranche B of the syndicated loan due in 2018 and 2019. Cash linked to suppliers 1.3 B

25 Agenda Outlook & Targets

26 APW-1 EIG Agreement 660 M 13% ABY stake sale 270 M ROFO 2 120 M Included in Updated FCF Guidance 164 M(1) ROFO 3 agreement 301 M Included in 2015 Corp. FCF guidance ~(295) M Strategic Actions in 2015 Executing transactions as committed to generate cash in 2015 Transactions Announced in FY 2014 Earnings Calls (Feb 2015) 550 M 270 M 120 M 510 M 200 M Additional value in ABY 120 M 250 M Sale of other Concessions Original FCF Guidance 550 M 270 M 120 M 0 M 200 M ~1,340 M 250 M Total Equity Recycling included in guidance ~1,340 M Increase in CAPEX due to new projects, APW-1 projects and R&D ~1,340 M ~1,635 M (1) ROFO 4 expected to be for 327 M; only included 50% in updated corporate FCF guidance

ABENGOA

2015 Corporate FCF Guidance

2015E corp. FCF guidance maintained; supported by strategic plan

	Previous 2015 Guidance	Adjustments	Updated 2015 Guidance
Corporate EBITDA	~930		~930
Net Financial Income/(Expense) & Taxes	~(470)		~(470)
Dividends from Abengoa Yield	40		40
Funds from Operations	***~500***		***~500***
Change in Working Capital & Others	-		-
Cash Flow from Operations	**~500**		**~500**
Corp. CAPEX (incl. R&D & Maintenance, Hugoton)	~(135)	~(15)M€ Corp. CAPEX	~(150)
Equity Invested/Recycled in Concessions (net)	~1,035	~(280)M€ Equity CAPEX ~295 M€ equity recycling	~1,050
Corporate Net CAPEX	***~900***		***~900***
Corporate Free Cash Flow	**~1,400**		**~1,400**

No change in corporate FCF guidance; 1.4 B€ expected in 2015E

27

28 FY2015 Guidance FY 2015 guidance focus on further deleverage Revenues EBITDA Corporate EBITDA Net Income Net Corp. Leverage Net Corp + NRDP Lever. Consol. Net Leverage Corporate FCF Previous ROFO 3 FY 2015 New Guidance Millions YoY Growth 7,850-7,950 (80) 7,770-7,870 1,400-1,450 (55) 1,345-1,395 920-935 920-935 280-320 280-320 ~1.2x ~1.2x ~3.2x ~3.2x ~3.9x ~3.9x ~1,400 ~1,400 P&L Leverage 9-10% -3/+0% -5/-3% -1.3x -1.3x -1.2x +937% Corp CF Corporate FCF after equity recycling 125-155% Millions

Continued focus on technology to create key differentiation Committed to FCF generation and further deleveraging 29 Positive start of the year: growing business and positive outlook for 2015 Delivering all the strategic corporate actions as committed A business model ready to deliver recurrent free cash flow generation Reinforcing liquidity and improving capital structure: better credit profile Main Takeways (I) On track to meet the FY 2015 business and financial targets

30 Agenda Appendix

31 FY 2014 Results by Activity in Millions Revenues EBITDA EBITDA Margin Var (%) Q1 Q1 Var (%) Engineering and Construction E&C 1,070 1,068 0% 243 194 26% 22.8% 18.1% Total E&C 1,070 1,068 0% 243 194 26% 22.8% 18.1% Abengoa Concessions Solar 58 40 46% 39 16 135% 67.1% 41.8% Water 13 10 32% 12 7 70% 86.5% 67.4% Transmission 41 13 214% 30 8 271% 73.5% 62.1% Co-generation & Other 10 5 111% 4 1 784% 41.0% 9.8% Total Concessions 122 68 81% 85 32 165% 69.2% 47.3% Industrial Production Biofuels 367 406 -10% -7 39 -117% -1.8% 9.5% Total Industrial Production 367 406 -10% -7 39 -117% -1.8% 9.5% Total 1,559 1,542 1% 321 265 22% 20.6% 17.1%

~165 B of Pipeline Opportunities Diversified by Sector & Region Zoom in E&C Pipeline 32 24% 11% 11% 12% 31% 12% North America Europe Brazil Rest South America Asia Africa 17% 46% 18% 7% 12% T&D Power Generation Water Indust. Plants Others 159.4 164.5 164.5 B Pipeline Dec. 2014 Dec. 2013 Billion Concessions pipeline 59 B By Sector By Region Resolution Expected +3% 18% 20% 62% 0-4m 4-8m 8-12m with historically annual average success rate of 4-5%

33 Additional O&M Backlog +3.0 B of O&M revenues expected for the next ~24 years Note: Analysis includes all APW- Significant revenues from O&M services for external projects during the next 24 years Very well diversified by sector and by region 3.0 B 57 M 75 M 2.9 B O&M Mar'15 Revs 2015E Revs 2016E Revs 2017-2047E 35% 27% 0% 29% 0% 8% North America Europe Brazil Rest South America Asia Africa 8% 60% 10% 18% 5% T&D Renewable Conventional Water Others 3.0 B of O&M revenues expected to be recognized in the future O&M for 28 assets owned by Abengoa Yield (operation) and APW-1 (construction) 24 years weighted average life ~115 M/year average revenues

Reduced risk profile as we bring assets in operation Concessions Equity BV Evolution 34 725 1,500 1,973 1,483 1,508 1,230 1,300 1,440 1,345 1,341 874 1,208 2,165 Dec 2011 Dec 2012 Dec 2013 Dec 2014 Mar 2015 (1)(2)(3) Value in Projects in Operation & under Construction millions EBV of projects in operation Mkt Value ABG stake in ABY EBV of projects under construction 2.0x 0.9x 0.7x 0.4x Under construction/In Operation Ratio (1) ABG equity BV under operation of 1,508 M excludes the 245 M value of the preferred equity in ACBH ; but includes ROFO 3 assets and Shams and ATN2 (part of ROFO 2 not collected yet) (2) Market Value of ABG stake in Abengoa Yield of XXX M represented by 40.9 million shares (pre May 2015 capital increase) at 36.17 $ (closing price on May 11, 2014) (3) Figures in the slide do not include EIG future equity investment 0.3x 1.5 B of EBV in operation, 1.2 B of EBV in projects under construction and 1.3 B market value of 51% stake in ABY (pre ABY capital increase) Growth of +287% of equity value of projects in operation since 2011 Considerable increase even though we have been able to sell ~2.4 B of equity invested in projects in 2010-2015 YTD

Abengoa Concessions (I) 35 Concessions in Operation as of Mar. 31, 2015 Sector Asset Country ABG ownership COD Normalized EBITDA Current EBV Chennai India 25% 2010 Equity method Tenes Algeria 51% 2014 14.4 Ghana Ghana 56% 2015 11.0 Inapreu Spain 50% 2010 0.8 Other concessions Spain Spain 50-100% 2008 0.8 Concecutex Mexico 50% 2010 Equity method ATE IV Brazil 76% 2010 4.2 ATE V Brazil 100% 2010 2.9 ATE VI Brazil 100% 2010 3.5 ATE VII Brazil 100% 2009 1.1 ATE VIII Brazil 50% 2010 Equity method ATE XI Brazil 51% 2013 41.3 Norte Brasil Brazil 51% 2014 70.2 Spain PV (Copero, Sev, Linares, etc.) Spain 50% 2006-2007 6,8 Solnova 1, 3 & 4 Spain 100% 2010 61.0 Helioenergy 1&2 (stake at ABG) Spain 20% 2011 Equity method SPP1 Algeria 51% 2012 33.4 Solaben 1 & 6 Spain 100% 2013 38.0 Helios 1 & 2 Spain 100% 2010-12 35.3 Shams Abu Dhabi 40% 2013 Equity method Kaxu South Africa 51% 2015 81.0 Preferred Equity LAT Brazil n/a - (245) Total EBV of Assets in Operation as of Mar. 31 2015 1,508 M 579.9 M 53.7 M 83.3 M Note: Equity book value data above includes ROFO 3 assets: 70% stake in Helioenergy 1 & 2, Solnova 1, 3 & 4, Helios 1 & 2 and 51% stake in Kaxu , for which we have signed an agreement to sell to Abengoa Yield in May 11, 2015; and a 40% stake in Shams ; which was part of ROFO 2 sale but has not been collected yet 1,035.7 M

36 Sector Asset Country ABG ownership COD Current EBV Agadir Morocco 51% 2017 SAWS USA 45% 2019 Zapotillo Mexico 100% 2017 A3T Mexico 45% 2017 A4T Mexico 45% 2018 Hospital Manaus Uruguay 60% 2015 Uruguay Penitentiary Uruguay 100% 2016 Norte 3 Mexico 45% 2018 ATN2 Peru 40% 2015 ATE XVI - XXIV Brazil 100% 2016-18 India T&D India 51% 2017 ATN 3 Peru 45% 2016 Khi South Africa 51% 2015 Ashalim Israel 22% 2017 Atacama I (PV & CSP) Chile 45% 2016-17 Atacama II (PV & CSP) Chile 45% 2018 Xina South Africa 41% 2017 Total EBV of Assets under Construction as of Mar. 31, 2015 1,208 M Abengoa Concessions (II) Concessions under Construction/Development as of Mar. 31, 2015 18.2 M 471.8 M 302.4 M 415.1 M Note: Equity book value data above includes a 40% stake in ATN 2; which was part of ROFO 2 sale but has not been collected yet

ABENGOA

Pending Capex by Project

Amounts based on the company's best estimate as of Mar. 31, 2015. Actual investments or timing thereof may change.

Consolidated Concessions Capex	Capacity	Abengoa (%)	Country	Entry in Operation	Total Investment	Pending CAPEX: ABG Equity Capex	Pending CAPEX: Partners (incl. EIG initial payments to ABG for CAPEX already invested)	Pending CAPEX: Debt
South Africa 50 MW[1]	50 MW	51%	S.Africa	Q4 2015	311	-	-	28
Zapotillo Water Project	3,80 m3/seg	100%	Mexico	Q4 17	563	119	-	203
Agadir	100,000 m3/day	51%	Morocco	Q1 17	87	3	14	55
India T&D Line	115 km	51%	India	Q2 18	54	5	4	45
Brazilian T&D	5786 Km	100%	Brazil	Q1 16-Q3 18	2,696	262	223	1,938
Penitentiary Uruguay	-	100%	Uruguay	Q4 16	135	20	-	115
Hospital Manaus	300 beds	60%	Brazil	Q3 15	152	9	6	1
Sub-total Consolidated Concessions						418	247	2,385
Concessions with minority stakes								
Xina	100 MW	40%	S.Africa	Q3 17	778	47	70	575
Ashalim	110 MW	22%	Israel	Q2 18	838	26	90	723
Atacama I (CSP & PV)	210 MW	45%	Chile	Q2 16-Q2 17	1,503	-	199	863
Atacama II (CSP & PV)	210 MW	45%	Chile	Q1 18	1,686	84	254	1,226
A3T and A4T	840 MW	45%	Mexico	Q1 17-Q1 18	2,001	-	398	1,271
Nicefield	70 MWH	45%	Uruguay	Q3 16	163	12	15	137
Norte 3	924 MW	45%	Mexico	2018	633	57	70	325
SAWS	175,000 m3/day	45%	EEUU	Q4 19	764	-	42	687
ATN 3	355 km	45%	Peru	Q3 16	172	15	24	72
Sub-total Concessions w/ minority stakes						241	1,162	5,879
Total						659	1,409	8,264

37

(1) Partners equity investment of 1,411 M€ includes the EIG initial payment to ABG for CAPEX already invested in projects transferred to APW-1

Asset Portfolio Capacity - Summary 38 Solid and well diversified asset portfolio Solar (MW)(1) 3,532 3,532 1,611 1,743 6,688 Mar. 2015 2018E 475 475 300 300 100 Mar. 2015 2017E (1) March 2015 Abengoa Yield solar figures includes 450 MW capacity from ROFO 3 assets that were agreed to be acquired by ABY in May 2015 (2) Includes 286 MW of capacity of bioethanol plants cogeneration facilities Cogeneration & Others(2) (MW) Desalination (Ml/day) Transmissions (km) Extensive concessional asset base once current capex plan completed 3,270 3,270 Mar. 2015 2015 Solid producing assets Biofuels (Ml/year) In operation Under construction Under development 262 262 1341 1341 690 Mar. 2015 2018E 393 393 400 400 910 Mar. 2015 2018E 11,963 2,283 5,143 Abengoa Yield 1,503 3,175 3,270 1,702 793

Innovative Technology Solutions for Sustainability Thank you ABENGOA May 14, 2015